EXHIBIT 4.11
WARRANT OFFERING AGREEMENT
(Replaces in its entirety that certain Rights Offer Agreement dated October 4, 2004 between Wells
Fargo Bank National Association and Danielson Holding Corporation attached hereto as Exhibit E.)
     This Agreement, effective as of ___, 2005 (the “Agreement”), is entered into between WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, (“Wells Fargo”) and COVANTA HOLDING CORPORATION (formerly known as Danielson Holding Corporation), a Delaware corporation (the “Company”).
RECITALS
     WHEREAS, the Bankruptcy Court in the jointly administered Chapter 11 cases captioned In re Ogden Services New York, Inc. et al., Case Nos. 02-40826 (CB), et al., entered an order confirming the Second Joint Plan of Reorganization of Covanta Energy Corporation (“Covanta”) and certain affiliates, dated January 14, 2004, as modified (the “Plan”) pursuant to which the Company purchased 100% of the equity interests in Covanta;
     WHEREAS, Covanta consummated the Plan and emerged from reorganization proceedings under Chapter 11 on March 10, 2004;
     WHEREAS, as part of the Plan, the Company agreed to offer the right to purchase up to 3,000,000 shares of its common stock, par value $0.10 per share (“Common Stock”), at a price of $1.53 per share (the “Base Offering”) to those holders of Allowed Subclass 3B Claims that held the Allowed Subclass 3B Claims on January 12, 2004 (the “Record Date”), and that voted their Allowed Subclass B Claims in favor of the Plan (the “Eligible Offerees”), with the exact amount of shares to be offered in the Base Offering to be determined by the Company following the completion of a pro rata rights offering to be made by the Company to its existing common stockholders;
     WHEREAS, under the Plan each Eligible Offeree would be offered the right to purchase its pro rata portion of the Base Offering based upon the principal amount of the 9.25% Debentures held by each such Eligible Offeree on the Record Date, relative to the aggregate principal amount of 9.25% Debentures held by all Eligible Holders;
     WHEREAS, pursuant to the Order Approving Stipulation Between Covanta Energy Corporation and Sunbeam Opportunities (Cayman) Master Fund L.P., dated September 30, 2005, issued by the Bankruptcy Court (the “Sunbeam Order”), in connection with an adversary proceeding initiated by Sunbeam Opportunities (Cayman) Master Fund L.P. (“Sunbeam”), Sunbeam is deemed to have been the beneficial owner of an Allowed Subclass 3B Claim in the amount of $3,000,000 on the Record Date and is deemed to have voted such Allowed Subclass 3B Claim in favor of the Plan;
     WHEREAS, pursuant to the Order Approving Stipulation Between Covanta Energy Corporation, Covanta Holding Corporation and Goldman, Sachs & Co., dated October 17, 2005 (the “Goldman Order” and, together with the Sunbeam Order, the “Orders”) issued by the

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Bankruptcy Court in connection with an adversary proceeding initiated by Goldman, Sachs and Co. (“Goldman”), Goldman is deemed to have been the record holder of an Allowed Subclass 3B Claim in the amount of $6,079,000 on the Record Date and is deemed to have voted such Allowed Subclass 3B Claim in favor of the Plan;
     WHEREAS, on June 11, 2004, the Company completed a pro rata rights offering to each of its common stockholders in which each stockholder was issued a warrant to purchase 0.75 shares of Common Stock at a price of $1.53 per share for each share of Common Stock held by such stockholder, and the Company issued a total of 27,438,118 additional shares of its Common Stock, constituting all of the shares offered for sale in such rights offering;
     WHEREAS, following the completion of such rights offering, the Company determined that the full 3,000,000 shares could be sold to Eligible Offerees in the Base Offering;
     WHEREAS, in order to finance the Company’s acquisition of Covanta ARC Holdings, Inc., formerly known as American Ref-Fuel Holdings, Corp. (“Ref-Fuel”), the Company, on June 21, 2005, completed a pro rata rights offering to each of its common stockholders in which each stockholder was issued a warrant to purchase 0.9 shares of Common Stock at a price of $6.00 per share for each share of Common Stock held by such stockholder (the “Ref-Fuel Rights Offering”);
     WHEREAS, on January 31, 2005, the Company agreed with D.E. Shaw Laminar Portfolios L.L.C., one of the Eligible Offerees, that if the Base Offering was not completed prior to the Ref-Fuel Rights Offering, the terms of the Base Offering would be revised so that Eligible Offerees who participated in the Base Offering would be offered the opportunity to purchase additional shares of Common Stock as if the Ref-Fuel Rights Offering had occurred after the Base Offering;
     WHEREAS, under the revised terms of the Base Offering Eligible Offerees who participate in the Base Offering will also be offered contingently issuable warrants to purchase 0.9 shares of Common Stock at $6.00 per share for each share of Common Stock purchased in the Base Offering (the “Contingent Offering”, collectively the Base Offering and the Contingent Offering are sometimes referred to herein as the “Warrant Offering”);
     WHEREAS, the Warrant Offering will be made by the Company pursuant to a prospectus (the “Prospectus”) filed with the Securities and Exchange Commission as part of a Registration Statement on Form S-1;
     WHEREAS, Wells Fargo is serving as the Disbursing Agent for distributions to holders of Allowed Subclass 3B Claims pursuant to a Disbursing Agreement, effective March 9, 2004, between Wells Fargo and Covanta; and
     WHEREAS, the Company desires to appoint Wells Fargo as Warrant Agent for the Warrant Offering in accordance with this Agreement, and Wells Fargo desires to act as the Warrant Agent, subject to the terms and conditions set forth in this Agreement.

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     NOW, THEREFORE, in consideration of the mutual covenants herein and other good and valuable consideration, the Company and Wells Fargo agree as follows:
     1. Definitions. Except as otherwise defined in this Agreement, all capitalized terms shall have the meanings ascribed to them in the Plan.
     2. Appointment of Warrant Agent for Eligible Offerees. The Company hereby appoints Wells Fargo to act in accordance with the terms set forth in this Agreement. Wells Fargo hereby accepts such appointment and agrees to be bound by and comply with the terms of the Warrant Offering and this Agreement. In acting as Warrant Agent, Wells Fargo shall perform such duties as are specifically set forth in the Prospectus, the warrant exercise documents and this Agreement (including the procedures for conducting the Warrant Stock Offering attached hereto as Exhibit A).
     3. Establishment of Custody Accounts. Wells Fargo shall establish the following segregated bank custody accounts:
     (a) Warrant Offering; and
     (b) Such additional accounts as may be necessary to effect distributions to Eligible Offerees in connection with the Warrant Offering (collectively, the “Accounts”).
     4. Investment of Cash. Wells Fargo is hereby authorized and directed to invest funds in the Accounts, and any interest earned thereon, pursuant to an Agency and Custody Account Direction for Cash Balances attached hereto as Exhibit B.
     5. Records Pertaining to Eligible Offerees.
           (a) In performing its duties hereunder, Wells Fargo shall use the records pertaining to Eligible Offerees provided to it pursuant to Section 5 of the Disbursing Agreement, including, without limitation, the listing of the Depository Trust Company (“DTC”) participants ( the “DTC Participants”) holding the 9.25% Debentures due 2002 in book-entry form as of the Record Date and shall verify and update such records as required for the Warrant Offering including, without limitation, the use of the information described in Exhibit C attached hereto.
           (b) In addition, pursuant to the Orders, (i) Sunbeam is deemed to be an Eligible Offeree in the amount of $3,000,000, which amount is held of record on the books and records of DTC by Goldman, in its capacity as a DTC Participant, for the account of Sunbeam, and (ii) excluding Sunbeam, Goldman is deemed to have been the record holder of an Allowed Subclass 3B Claim in the amount of $6,079,000 on the Record Date and is deemed to have voted such Allowed Subclass 3B Claim in favor of the Plan.

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     (c) The provisions of this Section 5 are based solely on a review of the information set forth in the materials described on Exhibit C attached hereto. While the Company believes such information is true and correct, the Company has not verified the accuracy of any such information.
     6. Warrant Offering to Eligible Offerees.
     (a) The Warrant Offering shall commence on the date shown in the Prospectus. Wells Fargo shall communicate with DTC, the DTC Participants and any beneficial owners of the 9.25% Debentures on behalf of the Company on matters relating to the Warrant Offering, including the number of shares of Common Stock that each Eligible Offeree is entitled to purchase pursuant to the Base Offering. Wells Fargo and the Company shall agree on the written instructions to be provided to DTC and the DTC Participants with respect to the Warrant Offering. Wells Fargo agrees not to make any representations in connection with the Warrant Offering not included in the Prospectus and related documents. Wells Fargo agrees to preserve the confidentiality of all non-public information provided by the Company or its agents for its use in providing services under this Agreement, or information developed by Wells Fargo based upon such non-public information.
     (b) Upon completion of the Warrant Offering, Wells Fargo shall certify in writing to the Company that (i) the Warrant Offering was made to all Eligible Offerees who participated in the Warrant Offering pursuant to the delivery of a Prospectus and (ii) each Eligible Offeree was notified of its proper allocation of shares of Common Stock as described in the Prospectus.
     7. Expiration of Warrant Offering. The Warrant Offering shall be conducted and expire in accordance with the terms and conditions set forth in the Prospectus.

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     8. Tax Reporting. Wells Fargo shall not be responsible for determining any tax reporting to any Class 3B Claimant receiving distributions under the Warrant Offering. To the extent that Wells Fargo is requested to print and mail IRS Form 1099s, the Company shall instruct Wells Fargo with respect to 1099 reporting by (a) specifying in writing the version(s) of IRS Form 1099 to be distributed, (b) furnishing any information required in such IRS Form 1099 and (c) providing any additional information as may be reasonably requested by Wells Fargo in connection with this section. Wells Fargo shall print and mail IRS Form 1099s to Eligible Offerees in accordance with the Company’s instructions. Wells Fargo may rely wholly upon the Company’s representations regarding tax reporting.
     9. Fees and Expenses. For its services, Wells Fargo shall be entitled to compensation from the Company in accordance with Exhibit D attached hereto and incorporated herein by reference.
     10. Notices. All notices, directions, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the day of transmission if sent by facsimile transmission to the facsimile number given below, and telephonic confirmation, if receipt is obtained promptly after completion of transmission; (c) on the day after delivery to an overnight courier or the express mail service maintained by the United States Postal Service; or (d) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed, return receipt requested, to the party as follows:
IF TO THE COMPANY:
Craig Abolt
Chief Financial Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, NJ 07004
Fax: (973) 882-7776
Tel: (973) 882-7070
WITH A COPY TO:
David S. Stone, Esq.
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Chicago, Illinois 60602
Fax: (312) 269-1747
Tel: (312) 269-8411

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IF TO WELLS FARGO:
Wells Fargo Bank, National Association
Ms. Patty Adams
Corporate Trust Services
Sixth Street and Marquette Avenue
MAC N9303-120
Minneapolis, MN 55479
Fax: (612) 667-9825
Tel: (612) 316-1102
If either the Company or Wells Fargo receives any notice of any third party claim against any cash or securities to be distributed to an Eligible Offeree pursuant this Agreement, a copy of the notice shall be promptly forwarded to the other party.
     11. Scope of Wells Fargo’s Duties. Wells Fargo:
     (a) shall have no duties or obligations other than those specifically set forth in this Agreement or as may be subsequently agreed to by the Company and Wells Fargo in writing;
     (b) may reasonably rely on and shall be indemnified by the Company in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to Wells Fargo by the Company and reasonably believed by Wells Fargo to be genuine and to have been signed by the proper party or parties except to the extent arising out of Wells Fargo’s bad faith, gross negligence or willful misconduct;
     (c) shall not be obligated to take legal action hereunder which might in the Wells Fargo’s reasonable judgment involve any expense or liability, unless Wells Fargo shall have been furnished with reasonable indemnity;
     (d) may reasonably act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which Wells Fargo believes in good faith to be genuine and to have been signed or represented by a proper person or persons acting in a fiduciary or representative capacity (so long as proper evidence of such fiduciary’s or representative’s authority so to act is submitted to Wells Fargo) and Wells Fargo examines and reasonably concludes that such evidence properly establishes such authority except to the extent arising out of Wells Fargo’s bad faith, gross negligence or willful misconduct;
     (e) may rely on and shall be protected in acting upon written or oral instructions from the designated officers of the Company specified in Exhibit A; and

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     (f) may consult with the Company’s counsel with respect to any questions relating to Wells Fargo’s duties and responsibilities, and the written opinion of such counsel shall be full and complete authorization and protection in respect of certain action taken, suffered or omitted to be taken by Wells Fargo hereunder in good faith and in accordance with the written opinion of such counsel.
     12. Further Indemnification.
     (a) The Company hereby agrees to protect, defend, indemnify and hold harmless Wells Fargo against and from any and all costs, losses, liabilities, expenses (including counsel fees and disbursements) and claims imposed upon or asserted against Wells Fargo on account of any action taken or omitted to be taken by Wells Fargo in connection with its acceptance of or performance of its duties under this Agreement and the documents related thereto as well as the costs and expenses of defending itself against any claim or liability arising out of or relating to this Agreement and the documents related thereto. This indemnification shall survive the release, discharge, termination, or satisfaction of this Agreement. Anything in this Agreement to the contrary notwithstanding, the Company shall not be liable for indemnification or otherwise for loss, liability, cost or expense to the extent arising out of Wells Fargo’s bad faith, gross negligence or willful misconduct. The Company shall not be liable under this indemnification agreement with respect to any claim against Wells Fargo unless the Company shall be notified by Wells Fargo, by letter, of the written assertion of a claim against Wells Fargo or of any other action commenced against Wells Fargo, promptly after Wells Fargo shall have received any such written assertion or shall have been served with a summons in connection therewith. Wells Fargo agrees that, without the prior written consent of the Company (which consent will not be unreasonably withheld), it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought in accordance with the indemnification provision of this Agreement (whether or not Wells Fargo or the Company or any of its directors, officers and controlling persons is an actual or potential party to such claim, action or proceeding).
     (b) In the event that Wells Fargo becomes involved in any litigation (“Litigation”) in which an adverse result may give rise to the Company’s obligation to indemnify hereunder, Wells Fargo will give prompt written notice to the Company of the pendency of such Litigation, and the Company shall have the right at any time to participate in and control the contest and defense of such Litigation at its own cost and expense, including the cost and expense of attorneys’ fees in connection therewith.
     (c) Wells Fargo hereby agrees to protect, defend, indemnify and hold harmless the Company against and from any and all costs, losses, liabilities, expenses (including counsel fees and disbursements) and claims imposed upon or asserted against the Company on account of any action taken or omitted to be taken by Wells Fargo in connection with matters certified to the Company hereunder and its determinations and allocations to Eligible Offerees of the number of shares to which such Eligible Offerees are entitled to purchase in the Base Offering, as well as the costs and expenses of defending the Company against any claim or liability arising out of a misallocation or a failure to properly allocate shares to an Eligible Offeree. This indemnification shall survive the release, discharge, termination, or satisfaction of this Agreement. Anything in this Agreement to the contrary notwithstanding, Wells Fargo shall not

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be liable for indemnification or otherwise for loss, liability, cost or expense to the extent arising out of the Company’s bad faith, gross negligence or willful misconduct relating hereto. Wells Fargo shall not be liable under this indemnification agreement with respect to any claim against the Company unless Wells Fargo shall be notified by the Company, by letter, of the written assertion of a claim against the Company or of any other action commenced against the Company, promptly after the Company shall have received any such written assertion or shall have been served with a summons in connection therewith. The Company agrees that, without the prior written consent of Wells Fargo (which consent will not be unreasonably withheld), it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought in accordance with the indemnification provision of this Agreement (whether or not Wells Fargo or the Company or any of its directors, officers and controlling persons is an actual or potential party to such claim, action or proceeding).
     13. Termination. Either party may give thirty (30) days prior written notice to the other of the termination of this Agreement. Upon notice of termination, the Company shall use its reasonable best efforts to obtain a successor Warrant Agent on the terms and conditions set forth herein. If a successor Warrant Agent is not appointed within thirty (30) days after the date of the notice of termination, the Company shall act as its own Warrant Agent on the terms and conditions set forth herein. Upon receipt of written notice from the Company of the appointment of the successor Warrant Agent and upon receipt of written instructions, Wells Fargo shall, upon request of the Company and upon payment of any accrued and unpaid amounts owed Wells Fargo pursuant to the terms of this Agreement, promptly transfer to the successor Warrant Agent the original or copies of all books and records maintained by Wells Fargo hereunder and cooperate with, and provide reasonable assistance to, the successor Warrant Agent in the establishment of the books and records necessary to carry out its responsibilities hereunder.
     14. Successors and Assigns. Except as otherwise provided in this Agreement, no party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.
     15. Successor by Merger. Any corporation or association into which Wells Fargo may be merged, or with which it may be consolidated, or to which it may sell, lease or transfer its corporate trust business and assets as a whole or substantially as a whole, shall be and become successor Wells Fargo hereunder and shall be vested with all the trusts, powers, rights, obligations, duties, remedies, immunities and privileges hereunder as was its predecessor, without the execution or filing of any instrument on the part of any of the parties hereto; provided, however, that Wells Fargo shall notify the Company of any impending merger, consolidation or disposition of its corporate trust business reasonably in advance of its consummation.
     16. Governing Law; Jurisdiction. This Agreement shall be construed, performed, and enforced in accordance with, and governed by, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

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     17. Severability. If any part of this Agreement is declared by any court or other judicial or administrative body to be null, void, or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.
     18. Amendments; Waivers. This Agreement may be amended or modified, and any of the provisions, covenants, representations, warranties, or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation, or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation, or warranty of this Agreement.
     19. Entire Agreement. This Agreement contains the entire understanding between the Company and Wells Fargo and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, including, without limitation, the Rights Offer Agreement dated October 4, 2004 between Wells Fargo and the Company.
     20. Section Headings. The section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
     21. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one instrument.
     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.
COVANTA HOLDING CORPORATION:

By:

Its:

WELLS FARGO BANK, NATIONAL ASSOCIATION:

By:

Its:

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EXHIBIT A
PROCEDURES FOR WARRANT OFFERING
     1. Summary of Warrant Offering. The Warrant Offering consists of the Base Offering and the Contingent Offering. In the Base Offering, the Company is offering at no charge warrants (the “Base Warrants”) to purchase up to 3,000,000 shares of Common Stock at a purchase price of $1.53 per share (the “Base Exercise Price”). The Base Offering is being made solely to those holders as of January 12, 2004 (the “Record Date”) of the 9.25% Debentures issued by Covanta who voted in favor of Covanta’s second reorganization plan (the “Covanta Plan of Reorganization”) or who have been authorized to participate by the Bankruptcy Court having jurisdiction over the Covanta Plan of Reorganization (collectively, the “Eligible Offerees”).
     In the Base Offering, each Eligible Offeree may purchase the number of shares of Common Stock equal to the dollar value of the 9.25% Debentures held by the Eligible Offeree on the Record Date, divided by 93,593,000 (the total dollar value of all 9.25% Debentures held by all Eligible Offerees), multiplied by 3,000,000. Cash will be paid by the Company in lieu of fractional shares, calculated as the product of the fraction of a share of Common Stock multiplied by the difference between the current market price of a share of Common Stock and the Base Exercise Price.
     The Contingent Offering is being made solely to Eligible Offerees who purchase shares in the Base Offering in the form of contingently issuable, non-transferable warrants (the “Contingent Warrants”). In the Contingent Offering the Company will issue at no charge to an Eligible Offeree a Contingent Warrant to purchase 0.9 shares of the Common Stock at a purchase price of $6.00 per share (the “Contingent Exercise Price”) for each share of Common Stock purchased by the Eligible Offeree through the exercise of Base Warrants in the Base Offering. In the Contingent Offering up to 2,700,000 shares of Common Stock will be offered by the Company for purchase pursuant to the Contingent Warrants. Cash will be paid by the Company in lieu of fractional shares, calculated as the product of the fraction of a share of Common Stock multiplied by the difference between the current market price of a share of Common Stock and the Contingent Exercise Price.
     Warrants to purchase shares of the Common Stock under the Warrant Offering will be effective upon the date of the Prospectus and will expire if they are not exercised by 5:00 p.m., Eastern Time, on ___, 200__ and have no further value. There are no oversubscription privileges being offered under the Warrant Offering and Warrants not exercised will not be reallocated to other Eligible Offerees nor may any such Warrants be transferred in any way or to any person.
     The Warrant Offering will be made solely through ASOP and you will receive the agent’s messages from DTC setting forth the number of Base Warrants and Contingent Warrants being exercised by each Eligible Offeree.
     2. Delivery of Documents. You have received drafts of, and will receive final copies of, the following documents:
     (a) the Prospectus;
     (b) Nominee Letter;

     (c) Form Client Letter; and
     (d) Beneficial Owner Election Form
     You will notify the Company of the number of copies of each of the documents required for mailing and as soon as is reasonably practical on and after the date of the Prospectus you shall mail or cause to be mailed the above documents. The Company will provide you with sufficient copies of each of the documents.
     3. Escrow Protection Mechanics. As described in the Prospectus, in order to avoid an “ownership change” for federal income tax purposes, the Company has implemented certain escrow protection mechanics which operate as follows: (1) by exercising its Warrants, each holder will represent to us that such holder will not be, after giving effect to the exercise of the Warrants, an owner, directly or indirectly (as described in the Prospectus) of more than 6,600,000 shares, which is approximately 4.5% of the outstanding Common Stock; (2) if such exercise would result in such holder owning, directly or indirectly (as described in the Prospectus), more than 6,600,000 shares, which is approximately 4.5% of the outstanding Common Stock, such holder must notify you at your telephone number included in the Prospectus; (3) if requested, each holder will be required to provide us with additional information regarding the amount of Common Stock that the holder owns; and (4) the Company has the right to instruct you to refuse to honor such holder’s exercise to the extent such exercise might, in the Company’s sole and absolute discretion, result in such holder owning at least 7,393,806 shares, constituting 5% or more of the outstanding shares of Common Stock. The Company also has the right, in its sole and absolute discretion, to limit the exercise of Warrants, including you, to refuse to honor any exercise of Warrants, by holders of 5% or more of the Common Stock or persons who would become a 5% holder through the exercise of Warrants.
     You will notify the Company promptly after receipt of any telephone call as described in clause (2) in the above paragraph.
     4. Reports. You shall notify the Company by email to the persons listed in Section 5 below immediately after the close of business on each business day during the period commencing two business days after the mailing of the Prospectus and ending at the Expiration Date of the number of Base Warrants and Contingent Warrants exercised on the day covered by such daily notice and the cumulative total of the Base Warrants and Contingent Warrants exercised during the Warrant Offering. At or before 5:00 p.m., Eastern time, on the first trading day following the Expiration Date (1) you shall make the certification required by Section 7(b) of this Agreement and also certify in writing to the Company the cumulative total through the Expiration Date of the number of Base Warrants and Contingent Warrants exercised, and (2) provide to American Stock Transfer & Trust Company, the Company’s registrar and transfer agent (the “Transfer Agent”), the information required for the Transfer Agent to issue the shares of Common Stock and pay cash for the fractional shares.
5.	Instructions. With respect to notices or instructions to be provided by the Company hereunder, you may rely and act on any written instruction signed by any one or more of the following authorized officers, agents or employees of the Company:

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David S. Stone	(312) 269-8411	dstone@ngelaw.com
Elaine M. Taussig	(312) 269-5341	etaussig@ngelaw.com
Beth J. Rosner	(312) 269-8478	brosner@ngelaw.com
Michele L. Davis	(312) 269-5209	mdavis@ngelaw.com
Anthony Orlando	(973) 882-7277	AnthonyOrlando@covantaholding.com
Timothy Simpson	(973) 882-7308	tsimpson@covantaholding.com
Craig Abolt	(973) 882-7070	cabolt@covantaholding.com

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EXHIBIT B
AGENCY AND CUSTODY ACCOUNT
DIRECTION FOR CASH BALANCES

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Exhibit B
Agency and Custody Account Direction For Cash Balances

Direction to use Wells Fargo Advantage Funds for Cash Balances in the following account(s):

Account Names:	Covanta Class 3B Stock Offering

Account Number(s):	16513200
You are hereby directed to invest, as indicated below or as I shall direct further from time to time, all cash in the Account in the following money market portfolio of Wells Fargo Advantage Funds (the “Fund”) or another permitted investment of my choice (Check One):
☐	Wells Fargo Advantage Funds, Cash Investment Money Market Fund

☐	Wells Fargo Advantage Funds, Treasury Plus Money Market Fund

☑	Wells Fargo Advantage Funds, 100% Treasury Money Market Fund

☐	Wells Fargo Advantage Funds, Government Money Market Fund

☐	Wells Fargo Advantage Funds, National Tax-Free Money Market Fund
I acknowledge that I have received, at my request, and reviewed the Fund’s prospectus and have determined that the Fund is an appropriate investment for the Account.
I understand from reading the Fund’s prospectus that Wells Fargo Funds Management, LLC, (“Wells Fargo Bank”) a wholly-owned subsidiary of Wells Fargo & Company provides investment advisory and other administrative services for the Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide sub-advisory and other services for the Funds. Boston Financial Data Services serves as transfer agent for the Funds. The Funds are distributed by Stephens Inc., Member NYSE/SIPC. Wells Fargo & Company and its affiliates are not affiliated with Stephens Inc. I also understand that Wells Fargo & Company will be paid, and its bank affiliates may be paid, fees for services to the Funds and that those fees may include Processing Organization fees as described in the Fund’s prospectus.
I understand that you will not exclude amounts invested in the Fund from Account assets subject to fees under the Account agreement between us.
I understand that investments in the Fund are not obligations of, or endorsed or guaranteed by, Wells Fargo Bank or its affiliates and are not insured by the Federal Deposit Insurance Corporation.
I acknowledge that I have full power to direct investments of the Account.
I understand that I may change this direction at any time and that it shall continue in effect until revoked or modified by me by written notice to you.
I understand that if I choose to communicate this investment direction solely via facsimile, then the investment direction will be understood to be enforceable and binding.

Timothy J. Simpson, Senior Vice President

Signature	General Counsel and Secretary

12/14/05

Date

EXHIBIT C
CERTAIN RELIANCE MATERIALS
     (1) The Affidavit of Bridget Gallerie of Bankruptcy Services LLC Regarding the Methodology for the Tabulation of and Results of Voting with Respect to the Debtors’ Second Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated February 27, 2004, in the form filed with the Bankruptcy Court;
     (2) the Order Approving Stipulation Between Covanta Energy Corporation and Sunbeam Opportunities (Cayman) Master Fund L.P., dated September 30, 2005, issued by the Bankruptcy Court, in connection with an adversary proceeding initiated by Sunbeam Opportunities (Cayman) Master Fund L.P.;
     (3) the Order Approving Stipulation Between Covanta Energy Corporation, Covanta Holding Corporation and Goldman, Sachs & Co., dated October 17, 2005, issued by the Bankruptcy Court in connection with an adversary proceeding initiated by Goldman, Sachs and Co.; and
     (4) the DTC One Time Special Security Report for Covanta’s 9 1/4% Debentures (the “DTC Report”) as of January 12, 2004, the record date for voting with respect to the Plan.

EXHIBIT D
SCHEDULE OF FEES
Covanta Holding Corporation
For Services as Warrant Agent
     Wells Fargo Bank is a leading provider of quality, cost-efficient Corporate Trust Services. Our staff is qualified and proficient, drawing on years of experience in the field. Because we value your business, we are committed to bringing you personal, professional service.
I.	Warrant Offer Administration Fee:
This includes the following:

•	Negotiating and drafting of the Warrant Offering Agreement.

•	Coordinating set up of Warrant offer with DTC.

•	Development of administration processes, procedures, compliance review and set-up of custodial accounts at Wells Fargo.

•	Answering bondholder questions.

•	Routing calculations and due diligence associated with warrant offer.
II.	Out-of-Pocket Expenses:

All out-of-pocket expenses will be billed in addition to the above at cost. These include the fees and expenses of any agents, representatives or independent contractors (including, without limitation, attorneys, investment brokers, accountants, transfer agents, managers, appraisers, brokers or otherwise). Other out-of-pocket expenses include, but are not limited to, travel expenses, telephone charges, postage expenses, costs of providing rights offer materials to DTC participants and/or their beneficial holders, special delivery expenses, printing, filing fees, and other expenses incurred in connection with the administration of the claims.

III.	Extraordinary and Hourly Administration Fees:

Extraordinary administration fees may be charged for services beyond those contemplated by the Agreement. You will be informed in advance of Wells Fargo’s performance of services that are considered extraordinary.
$___ / Relationship Manager
$___ / Relationship Specialist
IV.	Conditions:

This fee schedule is based upon a two-tier Warrant Offering. It consists of both the “Base Offering” and the “Contingent Offering.”

It is noted that Covanta Holding Corporation has already made a payment of $_____ for these services.
Schedule is subject to periodic review and adjustment.
(i)	November 1, 2005

EXHIBIT E
RIGHTS OFFER AGREEMENT
     This Agreement, effective October 4, 2004 is entered into between WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, (“Wells Fargo”) and DANIELSON HOLDING CORPORATION, a Delaware corporation, (the “Company”).
RECITALS
     WHEREAS, the Bankruptcy Court in the jointly administered Chapter 11 cases captioned In re Ogden Services New York, Inc. et al., Case Nos. 02-40826 (CB), et al., entered an order confirming the Second Joint Plan of Reorganization of Covanta Energy Corporation (“Covanta”) and those of its affiliates set forth on Exhibit 1 attached thereto, dated January 14, 2004, as modified (the “Plan”) pursuant to which the Company purchased 100% of the equity interests in Covanta;
     WHEREAS, Covanta consummated the Plan and emerged from reorganization proceedings under Chapter 11 on March 10, 2004;
     WHEREAS, as part of the Plan, the Company agreed to offer to sell up to 3,000,000 shares of its common stock, par value $0.10 per share (“Common Stock”) at a price of $1.53 per share (the “Class 3B Stock Offering”) to those holders of Allowed Subclass 3B Claims that voted in favor of the Plan (the “Eligible Offerees”), with the exact amount of shares to be offered in the Class 3B Stock Offering to be determined by the Company following the completion a pro rata rights offering to be made by the Company to its existing common stockholders;
     WHEREAS, under the Plan each Eligible Offeree would be offered the right to purchase its pro rata portion of the Class 3B Stock Offering based upon the principal amount of the 9.25% Debentures held by each such Eligible Offeree as of January 12, 2004 relative to the aggregate principal amount of 9.25% Debentures held by all Eligible Holders;
     WHEREAS, on June 11, 2004, the Company completed a pro rata rights offering to each of its common stockholders in which each stockholder was issued a warrant to purchase 0.75 shares of Common Stock at a price of $1.53 per share for each share of Common Stock held by such stockholder, and the Company issued a total of 27,438,118 additional shares of its Common Stock, constituting all of the shares offered for sale in such rights offering;
     WHEREAS, following the completion of such rights offering, the Company determined that the full 3,000,000 shares could be sold to Eligible Offerees;
     WHEREAS, the Class 3B Stock Offering will be made by the Company pursuant to a prospectus (the “Prospectus”) filed with the Securities and Exchange Commission as part of a Registration Statement on Form S-3;

     WHEREAS, Wells Fargo is serving as the Disbursing Agent for distributions to holders of Allowed Subclass 3B Claims pursuant to a Disbursing Agreement, effective March 9, 2004, between Wells Fargo and Covanta; and
     WHEREAS, the Company desires to appoint Wells Fargo as Rights Agent for the Class 3B Stock Offering in accordance with this Agreement, and Wells Fargo desires to act as the Rights Agent, subject to the terms and conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the mutual covenants herein and other good and valuable consideration, the Company and Wells Fargo agree as follows:
     1. Definitions. Except as otherwise defined in this Agreement, all capitalized terms shall have the meanings ascribed to them in the Plan.
     2. Appointment of Rights Agent for Eligible Offerees. The Company hereby appoints Wells Fargo to act in accordance with the terms set forth in this Agreement. Wells Fargo hereby accepts such appointment and agrees to be bound by and comply with the terms of the Class 3B Stock Offering and this Agreement. In acting as Right Agent, Wells Fargo shall perform such duties as are specifically set forth in the Prospectus, the rights subscription documents and this Agreement (including the procedures for conducting the Class 3B Stock Offering attached hereto as Exhibit A).
     3. Establishment of Custody Accounts. Wells Fargo shall establish the following segregated bank custody accounts:
     (a) Class 3B Stock Offering; and
     (b) Such additional accounts as may be necessary to effect distributions to Eligible Offerees of the Class 3B Stock Offering (collectively, the “Accounts”).
     4. Investment of Cash. Wells Fargo is hereby authorized and directed to invest funds in the Accounts, and any interest earned thereon, pursuant to an Agency and Custody Account Direction for Cash Balances attached hereto as Exhibit B.
     5. Records Pertaining to Eligible Offerees. In performing its duties hereunder, Wells Fargo shall use the records pertaining to Eligible Offerees provided to it pursuant to Section 5 of the Disbursing Agreement, including, without limitation, the listing of the Depository Trust Company (“DTC”) participants ( the “DTC Participants”) holding the 9.25% Debentures due 2002 in book-entry form as of January 12, 2004 and shall verify and update such records as required for the Class 3B Stock Offering.
     6. Determination of Eligible Offerees.
     (a) The Company hereby certifies to Wells Fargo that (i) only one record holder of an Allowed Subclass 3B Claim (in the principal amount of $400,000.00 which at the time of voting was held through DTC in the name of the Northern Trust Company, customer account No. 17-74814) is a Rejecting Bondholder (as defined in the Plan) under the Plan for purposes of distributions under the Plan and is not entitled to participate in the Class 3B Stock Offering, and

(ii) all other Allowed Subclass 3B Claims are Accepting Bondholders (as defined in the Plan) under the Plan for purposes of distributions under the Plan and are entitled to participate in the Class 3B Stock Offering as an Eligible Offeree.
     (b) Based upon information (i) previously developed by Wells Fargo in its capacity as Disbursing Agent for distributions to Allowed Subclass 3B Claims and (ii) as provided by DTC, Wells Fargo shall determine the beneficial owners of 9.25% Debentures entitled to participate in the Class 3B Stock Offering as Eligible Offerees and the number of shares of Common Stock that each Eligible Offeree is entitled to purchase pursuant to the Class 3B Stock Offering.
     7. Class 3B Stock Offering to Eligible Offerees.
     (a) The Class 3B Stock Offering shall commence on the date shown in the Prospectus. Wells Fargo shall communicate with DTC, the DTC Participants and any beneficial owners of the 9.25% Debentures on behalf of the Company on matters relating to the Class 3B Stock Offering, including the number of shares of Common Stock that each Eligible Offeree is entitled to purchase pursuant to the Class 3B Stock Offering. Wells Fargo and the Company shall agree on the written instructions to be provided to DTC and DTC Participants with respect to the Class 3B Stock Offering. Wells Fargo agrees not to make any representations in connection with the Class 3B Stock Offering not included in the Prospectus and related documents. Wells Fargo agrees to preserve the confidentiality of all non-public information provided by the Company or its agents for its use in providing services under this Agreement, or information developed by Wells Fargo based upon such non-public information.
     (b) Upon completion of the Class 3B Stock Offering Wells Fargo shall certify in writing to the Company that (i) the Class 3B Stock Offering was made to all Eligible Offerees who participated in the Class 3B Stock Offering pursuant to the delivery of a Prospectus and (ii) each Eligible Offeree was notified of its proper allocation of Shares as described in the Prospectus.
     8. Expiration of Class 3B Stock Offering. The Class 3B Stock Offering shall be conducted and expire in accordance with the terms and conditions set forth in the Prospectus.
     9. Tax Reporting. Wells Fargo shall not be responsible for determining any tax reporting to any Class 3B Claimant receiving distributions under the Class 3B Stock Offering. To the extent that Wells Fargo is requested to print and mail IRS Form 1099s, the Company shall instruct Wells Fargo with respect to 1099 reporting by (a) specifying in writing the version(s) of IRS Form 1099 to be distributed, (b) furnish any information required in such IRS Form 1099 and (c) any additional information as may be reasonably requested by Wells Fargo in connection with this section. Wells Fargo shall print and mail IRS Form 1099s to Eligible Offerees in accordance with the Company’s instructions. Wells Fargo may rely wholly upon the Company’s representations regarding tax reporting.
     10. Fees and Expenses. For its services, Wells Fargo shall be entitled to compensation from the Company in accordance with Exhibit C attached hereto and incorporated herein by reference.

     11. Notices. All notices, directions, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the day of transmission if sent by facsimile transmission to the facsimile number given below, and telephonic confirmation of receipt is obtained promptly after completion of transmission; (c) on the day after delivery to an overnight courier or the express mail service maintained by the United States Postal Service; or (d) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed, return receipt requested, to the party as follows:
IF TO THE COMPANY:
Philip G. Tinkler
Chief Financial Officer
Danielson Holding Corporation
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
Fax: (312) 454-9678
Tel.: (312) 466-3842
WITH A COPY TO:
David S. Stone, Esq.
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Chicago, Illinois 60602
Fax: (312) 269-1747
Tel: (312) 269-8411
IF TO WELLS FARGO:
Wells Fargo Bank, National Association
Mr. Cory Branden
Corporate Trust Services; N9303-120
Sixth Street and Marquette Avenue
Minneapolis, MN 55479
Fax: (612) 667-9825
Tel: (612) 316-2335
If either the Company or Wells Fargo receives any notice of any third party claim against any cash or securities to be distributed to an Eligible Offeree pursuant this Agreement, a copy of the notice shall be promptly forwarded to the other party.

     12. Scope of Wells Fargo’s Duties. Wells Fargo:
     (a) shall have no duties or obligations other than those specifically set forth in this Agreement or as may be subsequently agreed to by the Company and Wells Fargo in writing;
     (b) may reasonably rely on and shall be indemnified by the Company in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to Wells Fargo by the Company and reasonably believed by Wells Fargo to be genuine and to have been signed by the proper party or parties except to the extent arising out of Wells Fargo’s bad faith, gross negligence or willful misconduct;
     (c) shall not be obligated to take legal action hereunder which might in the Wells Fargo’s reasonable judgment involve any expense or liability, unless Wells Fargo shall have been furnished with reasonable indemnity;
     (d) may reasonably act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which Wells Fargo believes in good faith to be genuine and to have been signed or represented by a proper person or persons acting in a fiduciary or representative capacity (so long as proper evidence of such fiduciary’s or representative’s authority so to act is submitted to Wells Fargo) and Wells Fargo examines and reasonably concludes that such evidence properly establishes such authority except to the extent arising out of Wells Fargo’s bad faith, gross negligence or willful misconduct;
     (e) may rely on and shall be protected in acting upon written or oral instructions from the designated officers of the Company specified in Exhibit A; and
     (f) may consult with the Company’s counsel with respect to any questions relating to Wells Fargo’s duties and responsibilities, and the written opinion of such counsel shall be full and complete authorization and protection in respect of certain action taken, suffered or omitted to be taken by Wells Fargo hereunder in good faith and in accordance with the written opinion of such counsel.
     13. Further Indemnification.
     (a) The Company hereby agrees to protect, defend, indemnify and hold harmless Wells Fargo against and from any and all costs, losses, liabilities, expenses (including counsel fees and disbursements) and claims imposed upon or asserted against Wells Fargo on account of any action taken or omitted to be taken by Wells Fargo in connection with its acceptance of or performance of its duties under this Agreement and the documents related thereto as well as the costs and expenses of defending itself against any claim or liability arising out of or relating to this Agreement and the documents related thereto. This indemnification shall survive the release, discharge, termination, or satisfaction of this Agreement. Anything in this Agreement to the contrary notwithstanding, the Company shall not be liable for indemnification or otherwise for loss, liability, cost or expense to the extent arising out of Wells Fargo’s bad faith, gross negligence or willful misconduct. The Company shall not be liable under this indemnification agreement with respect to any claim against Wells Fargo unless the Company shall be notified by Wells Fargo, by letter, of the written assertion of a claim against Wells Fargo or of any other action commenced against Wells Fargo, promptly after Wells Fargo shall have received any such written assertion or shall have been served with a summons in connection therewith. Wells Fargo agrees that, without the prior written consent of the Company (which consent will not be unreasonably withheld), it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought in accordance with the indemnification provision of this Agreement (whether or not Wells Fargo or the Company or any of its directors, officers and controlling persons is an actual or potential party to such claim, action or proceeding).
     (b) In the event that Wells Fargo becomes involved in any litigation (“Litigation”) in which an adverse result may give rise to the Company’s obligation to indemnify hereunder, Wells Fargo will give prompt written notice to the Company of the pendency of such Litigation, and the Company shall have the right at any time to participate in and control the contest and defense of such Litigation at its own cost and expense, including the cost and expense of attorneys’ fees in connection therewith.
     (c) Wells Fargo hereby agrees to protect, defend, indemnify and hold harmless the Company against and from any and all costs, losses, liabilities, expenses (including counsel fees and disbursements) and claims imposed upon or asserted against the Company on account of any action taken or omitted to be taken by Wells Fargo in connection with matters certified to the Company hereunder and its determinations and allocations to Eligible Offerees of the number of shares to which such Eligible Offerees are entitled to purchase in the Class 3B Stock Offering, as well as the costs and expenses of defending the Company against any claim or liability arising out of a misallocation or a failure to properly allocate shares to an Eligible Offeree. This indemnification shall survive the release, discharge, termination, or satisfaction of this Agreement. Anything in this Agreement to the contrary notwithstanding, Wells Fargo shall not be liable for indemnification or otherwise for loss, liability, cost or expense to the extent arising out of the Company’s bad faith, gross negligence or willful misconduct relating hereto. Wells Fargo shall not be liable under this indemnification agreement with respect to any claim against the Company unless Wells Fargo shall be notified by the Company, by letter, of the written assertion of a claim against the Company or of any other action commenced against the Company, promptly after the Company shall have received any such written assertion or shall have been served with a summons in connection therewith. The Company agrees that, without the prior written consent of Wells Fargo (which consent will not be unreasonably withheld), it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought in accordance with the indemnification provision of this Agreement (whether or not Wells Fargo or the Company or any of its directors, officers and controlling persons is an actual or potential party to such claim, action or proceeding).
     14. Termination. Either party may give thirty (30) days prior written notice to the other of the termination of this Agreement. Upon notice of termination, the Company shall use its reasonable best efforts to obtain a successor Rights Agent on the terms and conditions set forth herein. If a successor Rights Agent is not appointed within thirty (30) days after the date of the notice of termination, the Company shall act as its own Rights Agent on the terms and conditions set forth herein. Upon receipt of written notice from the Company of the appointment of the successor Rights Agent and upon receipt of written instructions, Wells Fargo shall, upon request of the Company and upon payment of any accrued and unpaid amounts owed Wells Fargo pursuant to the terms of this Agreement, promptly transfer to the successor Rights Agent the original or copies of all books and records maintained by Wells Fargo hereunder and cooperate with, and provide reasonable assistance to, the successor Rights Agent in the establishment of the books and records necessary to carry out its responsibilities hereunder.
     15. Successors and Assigns. Except as otherwise provided in this Agreement, no party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.
     16. Successor by Merger. Any corporation or association into which Wells Fargo may be merged, or with which it may be consolidated, or to which it may sell, lease or transfer its corporate trust business and assets as a whole or substantially as a whole, shall be and become successor Wells Fargo hereunder and shall be vested with all the trusts, powers, rights, obligations, duties, remedies, immunities and privileges hereunder as was its predecessor, without the execution or filing of any instrument on the part of any of the parties hereto; provided, however, that Wells Fargo shall notify the Company of any impending merger, consolidation or disposition of its corporate trust business reasonably in advance of its consummation.
     17. Governing Law; Jurisdiction. This Agreement shall be construed, performed, and enforced in accordance with, and governed by, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.
     18. Severability. If any part of this Agreement is declared by any court or other judicial or administrative body to be null, void, or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.
     19. Amendments; Waivers. This Agreement may be amended or modified, and any of the provisions, covenants, representations, warranties, or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation, or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation, or warranty of this Agreement.
     20. Entire Agreement. This Agreement contains the entire understanding between the Company and Wells Fargo and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written.

     21. Section Headings. The section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
     22. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one instrument.
     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.
DANIELSON HOLDING CORPORATION:

By:

Its:

WELLS FARGO BANK, NATIONAL ASSOCIATION:

By:

Its:

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